

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

April 22, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the Preferred Stock Purchase Rights, par value $0.01 of CORE MOLDING TECHNOLOGIES, INC. under the Exchange Act of 1934.

Sincerely,